POWER OF ATTORNEY

BE IT KNOWN, that Rebecca Riegelsberger does hereby make and appoint each of Lisa A. Knutson, Executive Vice President and Chief Financial Officer, William Appleton, Executive Vice President and General Counsel, and Julie McGehee, Vice President, HR-Operations and Corporate Secretary of The E.W. Scripps Company, or any person designated by him or her, as his true and lawful attorney for him and in his name, place and stead, giving and granting to each the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934, with full power of substitution and revocation, hereby ratifying and confirming such act(s) that any said attorney shall lawfully do or cause to be done by virtue hereof.

Effective November 13, 2020


/s/ Rebecca A. Riegelsberger